SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35363; File No. 812-15550

AGL Private Credit Income Fund, et al.

October 21, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: AGL Private Credit Income Fund, AGL US DL Management LLC, AGL CLO I Ltd., AGL Core CLO 2 Ltd., AGL CLO 3 Ltd., AGL Core CLO 4 Ltd., AGL CLO 5 Ltd., AGL CLO 6 Ltd., ALG CLO 7 Ltd., AGL Core CLO 8 Ltd., AGL CLO 9 Ltd., AGL CLO 10 Ltd., AGL CLO 11 Ltd., AGL CLO 12 Ltd., AGL CLO 13 Ltd., AGL CLO 14 Ltd., AGL Core CLO 15 Ltd., AGL CLO 16 Ltd., AGL CLO17 Ltd., AGL CLO 19 LTD., AGL CLO 20 LTD., AGL CLO 21 LTD., AGL CLO 22 LTD., AGL CLO 23 LTD., AGL CLO 24 LTD., AGL CLO 25 LTD., AGL CLO 26 Ltd., AGL CORE CLO 27 LTD., AGL CLO 28 Ltd., AGL CLO 29 Ltd., AGL CLO 30 Ltd., AGL CLO 33 Ltd., AGL CLO 34 Ltd., AGL Core Fund Vintage 2019-1, L.P., AGL Core Fund Vintage 2020-1, L.P., AGL Core Fund Vintage 2021-1, L.P., AGL Core Fund Vintage 2023-1, L.P., Arwen Holdings LLC, AGL Credit Funds ICAV, AGL CLO 32 Ltd.,

SP17 International Ltd., AGL Credit Management LLC, AGL CLO Credit Management LLC, AGL Core CLO 31 Ltd., AGL CLO Dislocation Fund, L.P., Lafayette Funding II Ltd., AGL Dislocation Fund, L.P., PCIF Vigilant Funding LLC, PCIF Defender Funding LLC.

<u>Filing Dates</u>: The application was filed on February 16, 2024, and amended on April 17, 2024, and October 15, 2024.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on November 15, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

<u>ADDRESSES</u>: The Commission: Secretarys-Office@sec.gov. Applicants: Matthieu Milgrom, MMilgrom@AGLCredit.com, Thomas Friedmann, Thomas.Friedmann@Dechert.com.

<u>FOR FURTHER INFORMATION CONTACT</u>: Barbara T. Heussler, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated October 15, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.